Pioneering science for patient choice Corporate Presentation September 2024 Exhibit 99.4

Disclaimer This Presentation contains certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, uncertainty in the outcome of our interactions with regulatory authorities, including the FDA, the expected timing, progress, or success of our clinical development programs, especially for deucrictibant, which are in late-stage global clinical trials, our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, and CHAPTER-1 Phase 2 studies in ongoing and future nonclinical studies and clinical trials, risks arising from epidemic diseases such as the COVID-19 pandemic, which may adversely impact our business, nonclinical studies, and clinical trials, the outcome and timing of regulatory approvals, the value of our ordinary shares, the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future, our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates, our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products, our ability to market, commercialize and achieve market acceptance for our product candidates, our ability to raise capital when needed and on acceptable terms, regulatory developments in the United States, the European Union and other jurisdictions, our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others, our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting, changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine, the Hamas attack against Israel and the ensuing war, and the other factors described under the headings "Cautionary Statement Regarding Forward-Looking Statements" and "Item 3. Key Information--D. Risk Factors" in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. This presentation includes data for an investigational product not yet approved by regulatory authorities. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

Pioneering science for patient choice for hereditary angioedema (HAE)

DEUCRICTIBANT

FDA orphan drug designation[1]

Robust IP on CoM (granted in multiple territories, initial term to 2038) and formulations[2,3]

TWO LATE-STAGE PROGRAMS

- Deucrictibant is an orally available small molecule targeting the **validated bradykinin B2 receptor**[4]
- Results from randomized Phase 2 trials [5,6] and their ongoing extensions[7,8] **demonstrate a differentiated profile** for both **preventing** and **treating** HAE attacks with **injectable-like efficacy**, **rapid onset of action**, a **favorable tolerability profile**, and **oral convenience** over current standard of care[9] for people living with HAE

LARGE GLOBAL HAE MARKET

- Predicted **$5.2B market** in 2036[10]
- While people living with HAE appear satisfied with their treatment, history has shown that the availability of a **more efficacious, better-tolerated** and/or **more convenient** alternative drives a **dynamic switch to the better product**[11]
- Internationally, the **long-term prevention** market is likely to **grow significantly**[10]

STRONG FUNDAMENTALS

- Two pivotal **Phase 3** studies **designed to differentiate** current standard of care in both prophylaxis and on-demand treatments
- Accomplished team with **track record in HAE drug development and commercialization**
- Approximately **€344M** cash and cash equivalents as of June 30, 2024

Source: [1]U.S. FDA OOPD listing. [2]World Intellectual Property Organization. [3]European Patent Office. [4]Lesage et al. *Int. Immunopharmacology,* 2022. [5]Riedl MA et al. AAAAI 2024. [6]Maurer M et al. AAAAI 2023. [7]Riedl MA et al. BKS 2024. [8]Maurer M et al. BKS 2024. [9]Riedl MA at al. BKS 2024. [10]IQVIA predictions. [11]Evaluate Pharma Uptake Curves 2008-2023.

PHARVARIS

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HAE: A rare, life-long genetic condition with significant burden

- **Unpredictable attacks** | Frequency, location, severity[1]
  - Often, unknown triggers[1,2]
  - If untreated, attacks may last up to 5 days[3]
- **Painful and debilitating** | Leading to hospitalization[1]
  - Potentially life-threatening due to asphyxiation[1]
- **Rare** | 1:30,000 to 1:80,000 individuals globally[4]
  - Approximately 8,000 people living with HAE in the U.S.[4]
  - Approximately 15,000 people living with HAE in Europe[4]




Annual attacks (overall)[5]
Median: 14 attacks/year
•Females: 19 (range: 2-165 attacks/y)
•Males: 9 (range: 1-42 attacks/y)
People reporting
40%
30%
20%
10%
0%
0
1-5
6-11
12-24
>24
Number of Attacks

Source: [1]Betschel SD, et al. *J Allergy Clin Immunol Pract*. 2023. [2]Christiansen SC, et al. *Ann Allergy Asthma Immunol.* 2023. [3]Bork K et al. *Allergy Asthma Clin Immunol.* 2021. [4]Lumry WR *Front. Med.* 2018. [5]Nordenfelt P et al. *Acta Derm. Venereol* 2016.

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In the U.S., significant growth in the long-term prophylaxis (LTP) and on-demand therapy (ODT) market is expected over the next decade[1]

Value of prophylaxis[1-3]



$4,000m
6% CAGR
Orladeyo
Cinryze
Haegarda
Takhzyro
$1,869m
21%
58%
~50% share by person
2022
2036

Value of on-demand[1-3]



Icatibant Gx
Ruconest
Kalbitor
Berinert
Firazyr
>2% CAGR
>$1,200m
$850m
~40% share by person
24%
38%
22%
2022
2036



ODT 31%
LTP 69%
ODT 23%
LTP 77%
2022
2036

Growth expected to be driven by:

- New options
- Increased convenience
- Continued paradigm shift from ODT to LTP

Growth expected to be driven by:

- New options
- Increased convenience
- Increased treatment rate

LTP to further grow as the dominant treatment paradigm in the US market through to 2036[1]

HAE market growth will be driven by increased efficacy and convenience of new therapies

Source: [1]IQVIA market evolution and company data. [2]Evaluate Pharma uptake curves 2008-2023. [3]SEC filings (BioCryst, CSL Behring, Pharming, Takeda).

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453 pts 384 pts 339 pts 329 pts Despite treatment satisfaction, the U.S. HAE market is dynamic, with people actively seeking a better1 product 1Treatment selection is driven by physicians and patient preference. Source: 2Evaluate Pharma uptake curves 2008-2023 3SEC filings (BioCryst, CSL Behring, Pharming, Takeda). 4U.S. Chart Audit 2023. This presentation includes data for an investigational product not yet approved by regulatory authorities. Across ~7,000 people with HAE, there were over >1,500 unique counts of treatment initiation in 20234 Preference for convenient administration ODT-only to LTP switches dominate Most LTP gains went to Takhzyro and Orladeyo U.S. HAE switches, gains  and losses 3 -36 +55 +70 +52 # of new Rx 66.4% 59.4% 60.2% 57.2% 33.6% 40.6% 39.8% 42.8% Q1'23 Q2'23 Q3'23 Q4'23 -0 -100 -200 -300 -400 -500 Losses (people) 32.6% 44.6% 43.0% 41.2% 67.4% 55.4% 57.0% 58.8% 417 pts 439 pts 400 pts 391 pts Q1'23 Q2'23 Q3'23 Q4'23 0 100 200 300 400 500 Gains (people) ODT LTP Evolution of HAE product sales1,2 People actively switch therapies2,3: first-to-market is no guarantee for long-term market leadership

People living with HAE are seeking a life not defined by their condition nor burdened by its management1 Source: 1Lumry WR et al. Allergy Asthma Proc. 2020. 2Geba et al, J Drug Access.2021. 3U.S. Chart Audit 2023 This presentation includes data for an investigational product not yet approved by regulatory authorities. People living with HAE actively switch between products3, seeking improvement in efficacy, safety/tolerability, and convenience Efficacy is a prime driver… but safety and tolerability cause exploration of alternatives… …while convenience is a key driver for overall preference2

Bradykinin B2 receptor antagonism is a foundational mechanism to treat and prevent bradykinin-mediated angioedema attacks[1,2]

- **Directly blocks the main mediator** of swelling and inflammation[1,3]
- Has the potential to prevent or treat bradykinin-mediated angioedema **irrespective of the source of bradykinin**[4-6]



FXIIa
KNG1
FXII
F12
Plasmin
HMWK
Plasma kallikrein
Prekallikrein
tPA
Plasminogen
PLG
C1-INH
cHMWK
+
Inactive fragments
Kininase II /ACE
Bradykinin
ACEi
Deucrictibant
Bradykinin B2 receptor
Angioedema

Source: [1]Maurer M, et al. *Allergy.* 2022. [2]Zuraw BL *World Allergy Orphan J.* 2010. [3]Lumry WR et al. Allergy Asthma Proc. 2020. [4]Riedl MA et al. AAAAI 2024. [5]Maurer M et al. AAAAI 2023. [6]Petersen RS et al. *J Allergy Clin Immunol.* 2024.

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This presentation includes data for an investigational product not yet approved by regulatory authorities.

Deucrictibant has the potential to become a preferred therapy for people living with HAE *To be confirmed with clinical data from Phase 3 studies Source: 1Company data: single-dose cross-over PK study in healthy volunteers (n=14) under fasting conditions. 2Lesage A et al, IDDST 2024. 3Crabbe et al, AAAAI 2021. 4Maurer M et al, AAAAI 2023. This presentation includes data for an investigational product not yet approved by regulatory authorities. Rapidly reaches therapeutic exposure within 15-30 minutes4, making it optimal for on-demand oral treatment of HAE attacks* DEUCRICTIBANT immediate-release (IR) capsule rapid absorption3 deucrictibant Maintains sustained therapeutic exposure over 24 hours2 from day one, allowing for once-daily oral treatment to prevent HAE attacks* DEUCRICTIBANT extended-release (XR) tablet sustained absorption1 Two oral products with the same active ingredient for the prevention and treatment of HAE attacks

Deucrictibant differentiated profile for LTP and ODT

Feature	Description	LTP	ODT
Oral ODT or LTP Formulations	**Deucrictibant is the only HAE therapy**[1] in development that allows for oral administration **in both prophylaxis and on-demand**[2]	✓	✓
Single Oral Pill	**Specific formulations** allow for **once-daily dosing**[3] (XR for LTP) or **rapid, single-dose resolution**[4] of HAE attacks (IR for ODT)	✓	✓
Rapid to Steady State	Deucrictibant XR has the potential to achieve steady state within 2-3 days[5], providing **protection against HAE attacks on the initial day**[3] of LTP initiation	✓	
Rapid Absorption	Within 15-30 minutes[6], deucrictibant IR reaches therapeutic exposure resulting in the halt of attack progression within **30 minutes**[7]		✓
Longer Effective Exposure	A longer effective exposure results in a **high rate of single-dose attack resolution**[8]		✓

Sources: [1]Company research. [2]Leasge et al, IDDST 2024. [3]Groen K et al, ACAAI 2022. [4]Li H et al, EAC 2024. [5]Maurer M et al. HAEi Workshop, 2022. [6]Maurer M et al, AAAAI 2023. [7]Riedl et al, WSAAI 2024. [8]Maurer M et al. BKS 2024.

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Wholly-owned pipeline focused on bradykinin B2 receptor mechanism LTE: long-term extension, OLE: open-label extension This presentation includes data for an investigational product not yet approved by regulatory authorities. MOLECULE FORMULATION INDICATION deucrictibant Undisclosed PHAXXX HAE On-Demand HAE Prophylaxis Next Milestone Complete Enrollment REGISTRATION PHASE 3 PRECLINICAL PHASE 1 PHASE 2 Undisclosed Immediate-Release Capsule Extended-Release Tablet OLE Initiation LTE

On-Demand Treatment (ODT) Long-Term Prophylaxis (LTP) Deucrictibant clinical development for LTP and ODT OLE: open-label extension. LTE: long-term extension. Source: 1NCT05047185. 2NCT04618211. 3NCT05396105. 4NCT06343779. Phase 22 Complete Phase 2/3 LTE3 Ongoing Phase 3 pivotal4 Ongoing Phase 21 Part 1: randomized controlled primary analysis (complete) Part 2: open-label extension (ongoing) Phase 3 pivotal Start-up Phase 3 OLE Start-up This presentation includes data for an investigational product not yet approved by regulatory authorities.

With injectable-like efficacy and oral convenience, deucrictibant shows potential to become a preferred therapy to manage HAE

Long-Term Prophylaxis (LTP)

Efficacy ✓	Early-onset attack reduction sustained for over one year in ongoing OLE study[1]
Quality of Life ✓	Improvement in disease control and health-related quality of life paralleled attack reduction in Phase 2[2,3]
Safety & Tolerability ✓	Phase 2 safety and tolerability profile confirmed in ongoing OLE study[1,4]
Formulation ✓	Commercial formulation for once-daily dosing ready for Phase 3

Potential preferred option for LTP

On-Demand Treatment (ODT)

Efficacy ✓	Onset of symptom relief with median PGI-C "a little better" ~ 1.1 hour Symptom resolution with PGI-S "none" ~ 11.5 hours in ongoing LTE study[5] 85.8% of attacks achieved complete symptom resolution within 24 hours in ongoing LTE; 90.2% of which with single dose[5]
Safety & Tolerability ✓	Phase 2 safety and tolerability profile confirmed in ongoing LTE study[5,6]

Potential preferred option for ODT

OLE: open-label extension. LTE: long-term extension. PGI-C: patient global impression of change. PGI-S: patient global impression of severity.
Source: [1]Riedl MA et al. BKS 2024. [2]Valerieva A et al. EAACI 2024. [3]Magerl M et al. BKS 2024. [4]Riedl MA et al. AAAAI 2024. [5]Maurer M et al. BKS 2024. [6]Maurer M et al. AAAAI 2023.

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Long-Term Prophylaxis Deucrictibant extended-release tablets

On-Demand Treatment (ODT) Long-Term Prophylaxis (LTP) Deucrictibant clinical development for LTP OLE: open-label extension. LTE: long-term extension. Source: 1NCT05047185. 2NCT04618211. 3NCT05396105. 4NCT06343779. Phase 22 Complete Phase 2/3 LTE3 Ongoing Phase 3 pivotal4 Ongoing Phase 21 Part 1: randomized controlled primary analysis (complete) Part 2: open-label extension (ongoing) Phase 3 pivotal Start-up Phase 3 OLE Start-up This presentation includes data for an investigational product not yet approved by regulatory authorities.

Positive top-line data from CHAPTER-1, a Phase 2 prophylactic study of deucrictibant in HAE, announced in December 20231 92.3% reduction in occurrence of moderate and severe attacks*  92.6% reduction in occurrence of attacks treated with on-demand medication* Clinically meaningful results across primary, secondary, and health-related quality of life endpoints  Deucrictibant well-tolerated at both doses  *40 mg/day deucrictibant treatment group; %reduction in monthly attack rate is based on a Poisson regression model. All attacks reported herein are investigator-confirmed; attack rate is number of attacks per month of exposure, also referred to as time-normalized number of attacks; all statistical analyses comparing deucrictibant and placebo are made without adjustment for multiplicity. Source: 1Aygören-Pürsün E et al. EAACI 2024. Primary endpoint met: 84.5% (p=0.0008) reduction in monthly attack rate versus placebo* This presentation includes data for an investigational product not yet approved by regulatory authorities.

CHAPTER-1: Two-part, Phase 2 study of deucrictibant for long-term prophylaxis of HAE attacks



Part 1 (RCT): Double-blind treatment period (12 weeks)
Part 2 (OLE): Open-label treatment period
Screening
R
Placebo
Deucrictibant 20 mg/day[a]
Deucrictibant 40 mg/day[b]
Deucrictibant 40 mg/day[b]
End-of-study visit

Open-Label Extension (OLE)

- Evaluate safety (primary objective) and efficacy of deucrictibant administered for long-term prophylaxis against HAE attacks
- **100% of CHAPTER-1 completers continued in OLE**
  - Data from RCT and OLE also presented for RCT completers for direct comparison

HAE, hereditary angioedema; OLE, open-label extension; IR, immediate-release; R, randomization; RCT, randomized controlled trial. [a]Deucrictibant IR capsule, 10 mg twice daily. [b]Deucrictibant IR capsule, 20 mg twice daily.
CHAPTER-1 is a Pharvaris-sponsored clinical trial. ClinicalTrials.gov identifier: NCT05047185. Accessed August 14, 2024. https://www.clinicaltrials.gov/study/NCT05047185.

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Balanced demographics and baseline characteristics BMI, body mass index; HAE, hereditary angioedema; IR, immediate-release. N = number of randomized participants; RCT, randomized controlled trial. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. c1 month = 4 weeks. This presentation includes data for an investigational product not yet approved by regulatory authorities. RCT OLE 40 mg/dayb (N=30) Placebo (N=11) 20 mg/daya (N=11) 40 mg/dayb (N=12) Age (years), mean (SD)  41.4  38.4 40.8  39.1 (14.5) Sex: Male/Female, n (%) 3/8 6/5 4/8 12 (40.0) / 18 (60.0) Race: White, n (%) 11 (100) 11 (100) 12 (100) 30 (100) BMI (kg/m2), mean 26.7 29.5 25.4 27.4 HAE type, n Type 1 10 9 12 27 Type 2 1 2 0 3 Baseline monthlyc HAE attack rate Mean 1.9 2.1 2.5 2.2 Median (min, max) 1.7 (0.7, 3.7) 1.7 (1.0, 5.3) 1.7 (1.0, 6.7) 1.7 (0.7, 6.7) Randomized baseline monthlyc HAE attack rate categories, n (%) 1 to <2 attacks 6 (54.5) 7 (63.6) 7 (58.3) 18 (60.0) 2 to <3 attacks 3 (27.3) 1 (9.1) 1 (8.3) 3 (10.0) ≥3 attacks 2 (18.2) 3 (27.3) 4 (33.3) 9 (30.0) 30 participants in the OLE received deucrictibant 40 mg/day with a mean (SD) treatment duration of 12.83 (5.03) months

Summary of safety data in LTP ongoing open-label extension IR, immediate-release; TEAE, treatment emergent adverse event. N = number of participants who received at least 1 dose of blinded study treatment. aDeucrictibant IR capsule, 20 mg twice daily. bDeucrictibant IR capsule, 10 mg twice daily. This presentation includes data for an investigational product not yet approved by regulatory authorities. Adverse events Placebo to 40 mg/daya (N=9) 20 mg/dayb to 40 mg/daya (N=11) 40 mg/daya to 40 mg/daya (N=10) Total (N=30) Events Participants, n (%) Events, n Participants, n (%) Events, n Participants, n (%) Events, n Participants, n (%) Events, n TEAEs 5 (55.6) 25 7 (63.6) 31 6 (60.0) 16 18 (60.0) 72 Treatment-related TEAEs 1 (11.1) 1* 0 0 0 0 1 (3.3) 1 Serious TEAEs 0 0 1 (9.1) 1 1 (10.0) 1 2 (6.7) 2 Treatment-related serious TEAEs 0 0 0 0 0 0 0 0 TEAEs leading to study drug discontinuation, study withdrawal, or death 0 0 0 0 0 0 0 0 No treatment-related serious or severe TEAEs No treatment-related TEAEs in laboratory parameters, vital signs, or ECG findings No TEAEs leading to treatment discontinuation, study withdrawal, or death * One event of tooth discoloration is reported as treatment-related TEAEs

Continuing deucrictibant treatment sustained the early-onset attack reduction for over one year



RCT
84.5% reduction; P=0.0008
79.3% reduction; P=0.0009
Attack rate[a] (LS mean)
2.50
2.00
1.50
1.00
0.50
0.00
1.94
0.40
0.30
0.15
Placebo (N=11)
20 mg/day[b] (N=11)
40 mg/day[c] (N=12)
40 mg/day[c] (N'=30)



OLE
RCT
OLE
Placebo RCT
20 mg/day[b] RCT
40 mg/day[c] RCT
40 mg/day[c] OLE
Attack rate[a] (mean ± SEM)
Baseline 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Time (months)

In the open-label extension up to 18 months:

- **93% attack rate reduction from baseline**
- Median attack rate = 0 for every month
- 99% of days symptom free

IR, immediate release; OLE, open label extension; RCT, randomized controlled trial. N = number of participants randomized in each treatment group in Part 1 of the study. N' = number of participants in the OLE. [a]1 month = 4 weeks. [b]Deucrictibant IR capsule, 10 mg twice daily. [c]Deucrictibant IR capsule, 20 mg twice daily.

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Occurrence of moderate and severe attacks remained low in the OLE treatment period IR, immediate release; LS, least squares; OLE, open-label extension; RCT, randomized controlled trial. N = number of participants randomized in each treatment group in the RCT. N’ = number of participants in the OLE. LS mean estimates of attack rate are based on Poisson regression models adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. The P-values in this figure are nominal. aBased on time-normalized number of attacks per 4 weeks. bDeucrictibant IR capsule, 10 mg twice daily. cDeucrictibant IR capsule, 20 mg twice daily. This presentation includes data for an investigational product not yet approved by regulatory authorities.

On average less than one attack per year per participant was treated with rescue medication IR, immediate release; LS, least squares; OLE, open-label extension; RCT, randomized controlled trial. N = number of participants randomized in each treatment group in the RCT. N’ = number of participants in the OLE. LS mean estimates of attack rate are based on Poisson regression models adjusted for baseline attack rate and time on treatment. No multiplicity adjustment was applied. The P-values in this figure are nominal. aBased on time normalized number of attacks per 4 weeks. bDeucrictibant IR capsule, 10 mg twice daily. cDeucrictibant IR capsule, 20 mg twice daily. This presentation includes data for an investigational product not yet approved by regulatory authorities.

Improvements in disease control and health-related quality of life paralleled attack reduction during deucrictibant treatment[1,2]

- The goals of HAE treatment are to achieve complete control of the disease and to normalize people's lives[3]
- This can currently only be achieved by long-term prophylaxis (LTP)

AECT score[1]


Mean Total Score
Well-controlled
Poorly-controlled
16
14
12
10
8
6
4
2
0
Baseline
Week 4
Week 8
Week 12
9.2
8.1
7.1
13.9
13.9
9.4
14.7
14.0
10.8
14.2
14.1
8.4
Placebo (N=8)
20 mg/day[a] (N=10)
40 mg/day[b] (N=10)
90% well-controlled participants in both deucrictibant groups vs. 37.5% in placebo group at week 12

AE-QoL score[1]


Mean Total Score improvement from baseline
30
25
20
15
10
5
0
Baseline
Week 4
Week 8
Week 12
21.1
15.1
7.4
22.7
20.4
10.9
25.9
19.0
11.9
Placebo (N=8)
20 mg/day[a] (N=10)
40 mg/day[b] (N=10)
'Functioning' and 'fear and shame' domains showed greatest improvements at Week 12

AE-QoL, Angioedema Quality of Life Questionnaire; 4-week AECT, Angioedema Control Test (4-week recall period); IR, immediate-release; RCT, randomized controlled trial. N = number of participants with AECT and AE-QoL data at week 12. [a]Deucrictibant IR capsule, 10 mg twice daily. [b]Deucrictibant IR capsule, 20 mg twice daily. **Source:** [1]Magerl M et al. 2024 BKS. [2]Zanichelli A et al. ITACA 2024. [3]Maurer M et al. 2022 Allergy.

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Deucrictibant shows greater patient satisfaction versus placebo across effectiveness and global satisfaction (TSQM instrument) IR, immediate release; TSQM, Treatment Satisfaction Questionnaire for Medication. N′ = number of participants with TSQM results at week 12. aDeucrictibant IR capsule, 10 mg twice daily. bDeucrictibant IR capsule, 20 mg twice daily. This presentation includes data for an investigational product not yet approved by regulatory authorities. Placebo (N′=8) 20 mg/daya (N′=10) 40 mg/dayb (N′=10)

Positive Phase 3 data could position deucrictibant to become a preferred LTP with injectable-like efficacy and the oral convenience of a daily tablet

	Cinryze® (pdC1INH)	Haegarda® (pdC1INH)	Takhzyro® (lanadelumab)	Orladeyo® (berotralstat)	garadacimab	donidalorsen	deucrictibant	
Mechanism of Action	Plasma-deriveed C1NH	Plasma-derived C1INH	Anti-plasma kallikrein mAb	Plasma kallikrein inhibitor	Anti-FXIIa mAb	Plasma kallikrein inhibitor	Bradykinin B2 receptor antagonist	
Clinical Trial(s)	Ph 3§ (500 U, 1,000 U)	Ph 3§§ (60 IU/Kg)	Ph 3† (300mg q2w / q4w)	Ph 3†† (150mg)	Ph 3†	Ph 3¶ (80 mg q4w, q8w)	Ph 2‡ (40mg)	Ph 2/3 LTE
Mean monthly attack reduction vs. placebo	71-85%[1]	84%[2]	73-87%[4]	44%[6,7]	89%[8]	55-81%[9]	85%[10,11]	93%¤[12]
Mean reduction in use of ODT vs. placebo	-	89%[2]	74-87%[4]	54%[7]	88%[8]	67-92%¶¶[9]	93%[10,11]	pending publication
≥50% attack reduction	-	90%#[2,3]	100-100% vs. 32%[4,5]	58% vs. 25%[6,7]	95% vs. 33%[8]	83-93% vs. 27%¶¶[9]	90% vs. 18%[11]	pending publication
≥70% attack reduction	-	83%#[2,3]	76-89% vs. 10%[4,5]	50% vs. 15%[6,7]	92% vs. 17%[8]	65-92% vs. 18%¶¶[9]	80% vs. 18%[11]	pending publication
≥90% attack reduction	-	58%#[2,3]	55-67% vs. 5%[4,5]	23% vs. 8%[6,7]	74% vs. 8%[8]	48-62% vs. 9%¶¶[9]	60% vs. 0%[11]	pending publication
% patients attack-free vs. placebo	-	40% vs. 0%[2,3]	31-44% vs. 2%[4,5]	10% vs. 2.5%[6]	62% vs. 0%[8]	35-53% vs. 9%¶¶[9]	40% vs. 0%[11]	pending publication

§ Crossover, 12 weeks/treatment. §§ Crossover, 16 weeks/treatment (results reported for weeks 3-16 for each treatment arm). † Parallel-arms, 26 weeks. †† Parallel-arms, 24 weeks. ¶ Parallel-arms, 25 weeks. ‡ Parallel-arms, 12 weeks. # vs. placebo. ¶¶ Weeks 5-25. ¤ vs. RCT Part 1 baseline.

1. Cinryze® US PI, Feb 2023. 2. Longhurst H et al. 2017 N Engl J Med. 3. Haegarda® US PI, Jan 2022. 4. Takhzyro® US PI, Feb 2023. 5. Banerji A et al. 2018 JAMA. 6. Zuraw B et al. 2021 J Allergy Clin Immunol. 7. Orladeyo® US PI, Nov 2023. 8. Craig TJ et al. 2023 Lancet. 9. Riedl MA et al. 202 N Engl J Med. 10. Aygören-Pürsün E et al. 2024 EAACI. 11 Aygören-Pürsün E et al. 2024 KS. 12. Riedl MA et al. 2024 BKS.

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CHAPTER-3 and CHAPTER-4 Clinical Studies

Commercial XR formulation maintains exposure above therapeutic level for at least 24 hours Extended-release matrix controls release and absorption of compound in small intestine as well as in colon Supports once-daily dosing while maintain exposure more consistently versus twice-daily IR (used in proof-of-concept Phase 2 CHAPTER-1 study) Formulation patent applications filed with broad coverage of worldwide pharmaceutical markets Source: Company data: single-dose cross-over PK study in healthy volunteers (n=14) under fasting conditions This presentation includes data for an investigational product not yet approved by regulatory authorities.

CHAPTER-3 study: A global Phase 3 study of prophylactic treatment of angioedema attacks in people with HAE Target enrollment of approximately 81 adolescents and adults living with HAE Initiating by year-end 2024 Study objectives Evaluation and characterization of investigator-confirmed HAE attacks during 24-week treatment period Incidence of treatment-emergent adverse events Evaluation of deucrictibant XR pharmacokinetics Measure of change in participant-reported quality of life Rollover to open-label extension This presentation includes data for an investigational product not yet approved by regulatory authorities.

On-Demand Deucrictibant immediate-release capsules

On-Demand Treatment (ODT) Long-Term Prophylaxis (LTP) Deucrictibant clinical development for ODT OLE: open-label extension. LTE: long-term extension. Source: 1NCT05047185. 2NCT04618211. 3NCT05396105. 4NCT06343779. Phase 22 Complete Phase 2/3 LTE3 Ongoing Phase 3 pivotal4 Ongoing Phase 21 Part 1: randomized controlled primary analysis (complete) Part 2: open-label extension (ongoing) Phase 3 pivotal Start-up Phase 3 OLE Start-up This presentation includes data for an investigational product not yet approved by regulatory authorities.

Clinical trial endpoints span the entire attack timecourse


Symptom progression
Symptom evolution towards relief and resolution
Clinical manifestations
End of progression
Onset of symptom relief
Substantial symptom relief
Treatment with deucrictibant IR
Complete symptom resolution
Onset of HAE attack
Time (not to scale)

	End of progression	Onset of symptom relief	Substantial symptom relief	Complete symptom resolution
RAPIDe-1[1,2,3]	Time to EoP by AMRA *Post-hoc*	AMRA-3 ≥30% reduction	AMRA-3 ≥50% reduction	AMRA all 3 items ≤10
RAPIDe-2[4]		PGI-C “a little better” AMRA ≥30% reduction;	PGI-C “better”; PGI-S ≥1 point reduction; AMRA ≥50% reduction	PGI-S “none”; AMRA all 3 items ≤10
RAPIDe-3[5,6]	Time to EoP by PGI-C	**Primary endpoint** PGI-C “a little better”	PGI-C “better”; PGI-S ≥1 point reduction; AMRA ≥50% reduction	PGI-S “none”; AMRA all 3 items ≤10

AMRA, Angioedema Symptom Rating Scale; EoP, end of progression; HAE, hereditary angioedema; IR, immediate release; PGI-C, Patient Global Impression of Change; PGI-S, Patient Global Impression of Severity;

1. ClinicalTrials.gov. Dose-ranging Study of Oral PHA-022121 for Acute Treatment of Angioedema Attacks in Patients With Hereditary Angioedema (RAPIDe-1). Available at: https://clinicaltrials.gov/study/NCT04618211. Accessed August 2024; 2. Maurer et al. AAAAI 2022, Poster. 3. Riedl et al. ACAAI 2023, Poster.
4. ClinicalTrials.gov. Extension Study of Oral PHA-022121 for Acute Treatment of Angioedema Attacks in Patients With Hereditary Angioedema (RAPIDe-2). Available at: https://clinicaltrials.gov/study/NCT05396105. Accessed August 2024; 5. ClinicalTrials.gov. Study of Oral Deucrictibant Soft Capsule for On-Demand Treatment of Angioedema Attacks in Adolescents and Adults With Hereditary Angioedema (RAPIDe-3). Available at: https://clinicaltrials.gov/study/NCT06343779. Accessed August 2024. 6. Maurer et al. EAACI 2024, Poster.

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Patient-reported outcomes (PRO) assessments Source: Riedl MA et al. BKS 2024 This presentation includes data for an investigational product not yet approved by regulatory authorities. Patient Global Impression of Change PGI-C Much worse Worse A little worse Same A little better Better Much better Patient Global Impression of Severity Very severe Severe Moderate Mild None PGI-C Angioedema syMptom Rating scAle (AMRA) 100 Worst possible symptoms 0 No symptoms (skin pain, skin swelling, abdominal pain) AMRA

RAPIDe-1

RAPIDe-1, a Phase 2 on-demand study of deucrictibant in HAE

Primary endpoint met: deucrictibant IR significantly reduced attack symptoms versus placebo*[1]

- End of symptom progression in 25-26 minutes* (based on AMRA-3)[†2]
- Onset of symptom relief occurs in 2.4 hours* (≥30% reduction in AMRA-3)[1]
- 5-fold reduction in rescue medication use*[1]
- 81.7% of attacks achieved symptom resolution in 24 hours* (TOS PRO of "a lot better or resolved" in all symptom complexes)[†3]
- Deucrictibant well-tolerated at all doses[1]

*pooled 10, 20, 30 mg deucrictibant treatment group [†]based on post-hoc analysis
Source: [1]Maurer M et al. ACAAI 2023. [2]Riedl MA et al. ACAAI 2023. [3]Li H et al. EAC 2024.

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RAPIDe-2 study design and objective1 IR, immediate-release. aIncluding laryngeal attacks (without breathing difficulties). Source: 1Maurer M et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Objective: To evaluate the long-term safety and efficacy of orally administered deucrictibant immediate-release capsule for the treatment of HAE attacksa Part A: Double-blind phase Part B: Open-label phase RAPIDe-1 participants deucrictibant IR 10 mg deucrictibant IR 20 mg deucrictibant IR 30 mg deucrictibant IR 20 mg RAPIDe-3 participants Placebo deucrictibant IR 20 mg Placebo deucrictibant IR 20 mg

Baseline characteristics1 265 attacks from 17 patients included in the mITT efficacy analysis set (data cutoff: 01 March 2024) 337 attacks from 19 patients included in the safety analysis set (data cutoff: 10 June 2024) 7 of 337 attacks were laryngeal BMI, body mass index; HAE, hereditary angioedema; IR, immediate-release; SD, standard deviation. aNumber by the cutoff date of 10 June 2024. Source: 1Maurer M et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Deucrictibant IR capsule (All doses) Number of attacks treateda 337 Number of participantsa 19 Age in years, mean (SD) 42.7 (17.6) Sex: Male/female, n (%) 7 (36.8) / 12 (63.2) Race: White/other 18 / 1 BMI, mean (SD) 27.0 (3.8) Years since HAE diagnosis, mean (SD) 21.7 (15.2) HAE type, n (%) HAE-1 17 (89.5) HAE-2 2 (10.5)

RAPIDe-2

Summary of safety profile[1]

Adverse events	Deucrictibant IR capsule (All doses)
Number of patients (safety analysis population)	N=19
Number of attacks treated	N'=337
Attacks with any TEAE, n (%)	13 (3.9)
Treatment-related TEAEs, n	0
Serious TEAEs, n	1
Treatment-related serious TEAEs, n	0
TEAEs leading to study drug discontinuation, study withdrawal, or death, n	0

- No treatment-related serious or severe TEAEs
- No treatment-related TEAEs in laboratory parameters, vital signs, or ECG findings were reported
- No TEAEs leading to treatment discontinuation, study withdrawal, or death

IR, immediate-release; TEAE, treatment-emergent adverse event (defined as AE occurring during time window from first study drug administration; TEAEs within 5 days post-treatment were analyzed); N= Number of participants treated with study drug, N' = Number of attacks treated with study drug. Data snapshot for safety analysis population: 10 June 2024. Source: [1]Maurer M et al. BKS 2024.

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Rapid median onset of symptom relief at ~1.1 hours: 98.5% of attacks achieved onset of symptom relief by 12 hours[1]

- Time to onset of symptom relief is defined as PGI-C rating of at least 'a little better' for two consecutive timepoints post-treatment[a]


Proportion of attacks with symptom relief by PGI-C (%)
100
90
80
70
60
50
40
30
20
10
0
Median time to onset of symptom relief:
~1.1 hours (95% CI: 1.0, 1.2)
Deucr All
0 1 2 3 4 5 6 8 12 24 48
Time (hours)


98.5%
(261/265) of attacks achieved onset of symptom relief by 12 hours

PGI-C, Patient Global Impression of Change. [a]Symptom relief is also considered as achieved if PGI-C rating reached at least a 'little better' at the last scheduled time point (48 h) provided no rescue medication used within 48h after the last time point. The time is censored at the time of the last post-treatment PGI-C assessment prior to intake of HAE rescue medication, or a medication not allowed for treating an attack.

Source: [1]Maurer M et al. BKS 2024.

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Rapid median reduction in attack severity at 2.6 hours: 97.7% of attacks achieved a reduction in severity by 12 hours1 Reduction in attack severity is defined as achieving ≥1 point reduction in PGI-S from pre-treatment for two consecutive time pointsa PGI-S, Patient Global Impression of Severity. aReduction in attack severity is also considered as achieved if ≥ 1 point reduction in PGI-S from pre-treatment at the last scheduled time point (48 h) provided no rescue medication used within 48h after the last time point. b261 attacks have non-missing pre-treatment PGI-S. Source: 1Maurer M et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Median time to reduction in attack severity: 2.6 hours (95% CI: 2.0, 2.9) Proportion of attacks with reduction in attack severity by PGI-S (%)

Median attack resolution time 11.5 hours: 85.8% of attacks completely resolved within 24 hours (90.2% of which with one only dose)1 Time to complete attack resolution is defined as the time to post-treatment PGI-S rating achieving 'none' PGI-S, Patient Global Impression of Severity. a261 attacks have non-missing pre-treatment PGI-S. Source: 1Maurer M et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Median time to complete attack resolution: 11.5 hours (95% CI: 11.0, 13.0) Proportion of attacks with complete resolution by PGI-S (%) 1 dose of deucrictibant IR capsule 2 doses of deucrictibant IR capsule Attacks treated with 1 or 2 doses of deucrictibant prior to achieving complete attack resolution (% of 224 attacks)

Mixed-methods study: Non-interventional collection of HAE attack symptoms assessments following treatment with standard of care Note: Standard of care was icatibant or plasma derived/recombinant C1-Inhibiitor This presentation includes data for an investigational product not yet approved by regulatory authorities. Participants recruited by HAEA PGI-C, PGI-S, and AMRA-3/ AMRA-5 data collected via mobile app At pre-treatment Every hour up to 4 hours following treatment administration Then at 8, 12, 24, and 48 hours Qualitative interviews with a subset of participants

In a propensity-score-matching analysis, deucrictibant showed favorable symptom relief outcomes versus standard of care1 This presentation includes data for an investigational product not yet approved by regulatory authorities. AMRA, Angioedema syMptom Rating scAle; CI, confidence interval; IR, immediate-release; PGI-C, Patient Global Impression of Change; PGI-S, Patient Global Impression of Severity. N=73 for both cohorts. Parameters: The first 10 consecutive attacks were selected for each participant; Greedy Nearest Neighbor 1:1 matching was used with Caliper = 0.5; participants were matched for sex, age, baseline attack severity (defined by AMRA score), and exact attack primary location. Source: 1Riedl MA et al. BKS 2024. A. Time to symptom relief defined as PGI-C "A little better" 0 1 2 3 4 6 12 Time (hours) 0 20 40 60 80 100 Proportion of attacks (%) Mixed-methods study cohort (SOC) KM estimate: 2.38 (1.68, 3.10) RAPIDe-2 study cohort (deucrictibant IR capsule) KM estimate: 1.07 (0.98, 1.89) 5 8 C. Time to symptom relief defined as PGI-C "Better" Proportion of attacks (%) 0 8 1 2 5 3 4 6 12 Time (hours) 0 20 40 60 80 100 Mixed-methods study cohort (SOC) KM estimate: 4.49 (3.09, 6.18) RAPIDe-2 study cohort (deucrictibant IR capsule) KM estimate: 2.66 (1.98, 3.55) B. Time to reduction in attack severity defined as PGI-S ≥1 point reduction Proportion of attacks (%) 0 1 2 5 3 4 6 12 Time (hours) 0 20 40 60 80 100 Mixed-methods study cohort (SOC) KM estimate: 4.02 (3.15, 5.19) RAPIDe-2 study cohort (deucrictibant IR capsule) KM estimate: 2.14 (1.93, 2.94) 8 Time to symptom relief in hours, median (95% CI) RAPIDe-2 cohort (deucrictibant; N=73) Mixed-methods cohort (SOC; N=73) A PGI-C – “A little better” 1.07 (0.98, 1.89) 2.38 (1.68, 3.10) B PGI-S – ≥1 point reduction 2.14 (1.93, 2.94) 4.02 (3.15, 5.19) C PGI-C – “Better” 2.66 (1.98, 3.55) 4.49 (3.09, 6.18)

RAPIDe-3 Clinical Study

HAE RAPIDe-3[1] study enrolling: A global Phase 3 study of on-demand treatment of angioedema attacks in people with HAE-1/2

RAPIDe-3

RAPIDe-3


Double-blind crossover treatment
with two qualifying attacks
Screening and
PRO training
R
Day 1 Visit[a]
Deucrictibant
20 mg
Placebo
Placebo
Deucrictibant
20 mg
End-of-Study
Visit[b] after second
HAE attack treated
with study drug
Post-Attack Visit after
first attack treated with
study drug



20 mg capsule

- Target enrollment of approximately 120 adolescents and adults (between 12 and 75 years old)
- **Endpoints**
  - Onset of symptom relief
    - Patient Global Impression of Change (PGI-C) rating of at least “a little better” for two consecutive timepoints within 12 hours post-treatment
  - Secondary
    - Time to end of progression of attack symptoms, substantial symptom relief, and symptom resolution
      - PGI-C, Patient Global Impression of Severity (PGI-S), Angioedema syMptom Rating scAle (AMRA)
    - Use of rescue medication
  - Incidence of treatment-emergent adverse events
- Rollover to open-label extension

Adolescent patients receive a non-attack dose for PK sampling prior to randomization.
Source: [1]Maurer M et al. EAACI 2024.

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Positive Phase 3 data could position deucrictibant to become a preferred ODT with rapid-onset and complete symptom resolution with a single oral capsule

		sebetralstat tablet	deucrictibant IR capsule			Standard of Care Berinert® (pdC1INH), Firazyr® (icatibant), Ruconest® (rhC1INH)
Mechanism of Action		Plasma kallikrein inhibitor	Bradykinin B2 receptor antagonist			Plasma-derived C1NH (23%) - Icatibant (60%) – Recombinant hC1INH (9%) - Other (9%)
Clinical Trial(s)		Ph 3* (300mg, 600mg)	Ph 2 (10mg, 20mg, 30 mg pooled)	Ph 2/3 Ext.* (10mg, 20mg, 30mg pooled)	Ph 2/3 Ext. PSM Analysis (10mg, 20mg, 30mg pooled)	PSM Analysis of Mixed Methods Study[9]
Time to onset of symptom relief (median)	VAS/AMRA[a]	-	2.4 vs. 8.0 h[3]	-	-	-
	TOS[b]	-	2.0 vs. 7.6 h[4,5]	-	-	-
	PGI-C[c]	1.6-1.8 vs. 6.7 h[1]	-	1.1 h[7]	1.1 h[8]	2.4 h[8]
Time to ≥50% VAS reduction (median)		Not reported yet[2]	3.9 vs. 22.8 h[3]	-	-	-
Time to reduction in attack severity (median)[d]		7.7-9.3 vs. > 12 h[1]	-	2.6 h[7]	2.1 h[8]	4.0 h[8]
Time to symptom resolution (median)	VAS/AMRA[e]	-	7.5 vs. 42.0 h[3]	-	-	-
	TOS[f]	-	5.2 vs. 23.3 h[4,5]	-	-	-
	PGI-S[g]	≥24.0 vs. >24 h[1]	-	11.5 h[7]	12.3 h[8]	13.5 h[8]
% attacks resolved within 24 h with 1 dose		42.5-49.5% vs. 27.4%#[1]	75.0% vs. 15.7†[6] 81.7% vs. 22.4%□[6]	90.2%[7]	-	-
% attacks treated with 1 dose of study drug (no additional doses of study drug and/or rescue med.)		≤60.2-≤60.9 vs. ≤44.0%[1]	pending publication	86.0%§[7]	-	-

References on following slide

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ODT comparison data references * Non-laryngeal and laryngeal attacks included for treatment with study drug. # Symptom resolution assessed by PGI-S. † Symptom resolution assessed by VAS/AMRA. ‖ Symptom resolution assessed by TOS. a. Time to onset of symptom relief by VAS/AMRA defined as ‘VAS-3 ≥30% reduction from pre-treatment score’ in 3. b. Time to onset of symptom relief by TOS defined as ‘The time point when TOS PRO first reaches at least “A little better” for all symptom complexes affected at baseline, ’and no new symptom in any other symptom complex is reported. Relief is confirmed if the improvement is sustained at 2 consecutive time points’ in 4,5. c. Time to beginning (or onset) of symptom relief by PGI-C defined as ‘beginning of symptom relief as assessed in a time-to-event analysis. The beginning of symptom relief was defined as a rating of “a little better” on the 7-point Patient Global Impression of Change (PGI-C) scale (ratings range from “much better” to “much worse”) at two or more consecutive time points within 12 hours after the first administration of the trial agent’ in 1 and as ‘Patient Global Impression of Change (PGI-C) rating of at least “a little better” for 2 consecutive timepoints by 12 hours post-treatment’ in 7,8. d. Time to reduction in attack severity defined as ‘reduction in the severity of the attack, defined as an improved rating on the 5-point Patient Global Impression of Severity (PGI-S) scale (ratings range from “none” to “very severe”) at two or more consecutive time points within 12 hours after the first administration’ in 1 and ‘achieving ≥1 point reduction in the Patient Global Impression of Severity (PGI-S) from pretreatment for 2 consecutive timepoints by 12 hours post-treatment’ in 7,8. e. Time to symptom resolution by VAS/AMRA defined as ‘all 3 individual VAS items ≤10’ in 3. f. Time to symptom resolution by TOS defined as ‘The time point when TOS PRO first reaches “A lot better or resolved” for all symptom complexes affected at baseline, and no new symptom in any other symptom complex is reported’ in.4,5 g. Time to symptom resolution by PGI-S defined as ‘achieving PGI-S rating of “none” at 24 hours post-treatment’ in 1 and as ‘achieving PGI-S rating of “none” at 24 hours post-treatment’ in 7,8 . 1. Riedl MA et al. 2024 N Engl J Med. 2. https://www.clinicaltrialsregister.eu/ctr-search/trial/2021-001226-21/DE (accessed 2 September 2024). 3. Maurer M et al. 2023 AAAAI. 4. Riedl MA et al. 2023 C1INH Workshop. 5. RAPIDe-1 Phase 2 Top-line data presentation, https://ir.pharvaris.com/static-files/733117c4-4632-4bd6-a93b-9484c46e063c (accessed 2 September 2024). 6. Li HH et al. 2024 EAC. 7. Maurer M et al. 2023 BKS. 8. Riedl MA et al. 2024 BKS. 9. Mendivil et al. 2023 UCARE This presentation includes data for an investigational product not yet approved by regulatory authorities.

Our strategy is to become a market leader in HAE Notes: Aspirational, to be confirmed with Phase 3 clinical data This presentation includes data for an investigational product not yet approved by regulatory authorities. 1 2 4 3 Win the oral LTP market Become preferred LTP Leverage portfolio with B2R antagonist MoA Become standard of care in ODT LTP ODT Both Rooted in a deep commitment to engage with the HAE community

Going Beyond HAE

Deucrictibant: Only compound today1 with the potential to deliver injection-like efficacy orally across both LTP and ODT *To be confirmed with clinical data from Phase 3 studies. **Patient preference varies. Source: 1Company research. 2Company data: target threshold exceeded on first day in single-dose cross-over PK study in healthy volunteers (n=14) under fasting conditions. 3Lesage A et al, IDDST 2024. 4Riedl MA et al. AAAAI 2024. 5Riedl MA et al. BKS 2024. 6Maurer M et al. HAEi Workshop, 2022. 7Lesage et al. Int. Immunopharmacology, 2022. 8Crabbe et al, AAAAI 2021. 9Maurer M et al, AAAAI 2023. 10Maurer M et al. AAAAI 2023. 11Maurer M et al. BKS 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Deucrictibant XR Extended-release tablet Sustained absorption2 Maintains sustained therapeutic exposure over 24 hours3 from initial dose, allowing for once-daily oral treatment to prevent HAE attacks* Highly effective at preventing attacks*,4,5 Rapid protection2 and elimination6 Well-tolerated4,5 Easy of oral administration**,7 Deucrictibant IR Immediate-release capsule Rapid absorption6 Rapidly reaches therapeutic exposure within 15-30 minutes9, making it optimal for on-demand oral treatment of HAE attacks* Rapid onset of action11,12 Single dose resolution11 Ease of oral administration**,7

Bradykinin B2 receptor inhibition is broadly applicable across angioedema

Type/Endotype	Mechanism	Name/Acronym
AE-MC Mast-cell mediated	Mast cell degranulation	AE-URT
		AE-ANA
AE-BK Bradykinin mediated	**Hereditary C1INH deficiency**	**HAE-C1INH (Type 1, 2)**
	Acquired C1INH deficiency	**AAE-C1INH**
	KKS pathway mutations	**HAE-FXII*, HAE-PLG*, HAE-KNG***
AE-VE Vascular endothelium	Intrinsic vascular endothelium dysfunction	HAE-ANGPT*, HAE-MYOF*, **HAE-HSST***, SCLS
AE-DI Drug induced	Drug adverse reactions (various mechanisms)	**AE-ACEI**, **AE-tPA**, **AE-DPPIV**, AE-NSAID, etc.
AE-UNK Unknown	Unknown aetiology or mechanism	AE-UNK, HAE-UNK*, EAE



FXII
PLG
C1-INH
Plasmin
Plasminogen
Plasmin
FXIIa
C1-INH
HMWK
LMWK
KNG1
prePK
Plasma kallikrein
HMWK
HMWK
HS3ST6
BK
BK
Kallidin
LMWK
HMWK
Plasmin
PR3
cHMWK
BK
Kallidin
BK
cHMWK
BK
CPN
Carboxypeptidase N
BK metabolites
deucrictibant*
deucrictibant*
deucrictibant*
deucrictibant
deucrictibant*
ANGPT1
VEGF
Tie2
VEGFR2
Myoferlin
Italic = genetic cause
*aspirational
bradykinin B2 receptor
Angioedema
Angioedema

Source: Busse 2020 J Allergy Clin Immunol Pract; Bork et al 2021 J Allergy Clin Immunol; Zanichelli et al 2012 Allergy; Longhurst et al 2016 Clin. Exp. Immunol.; Otani, Banerji 2017 Immunol. Allergy Clin. N. Am.; Bova et al 2018 Int. Arch. Allergy Immunol.; Petersen et al 2024 J Allergy Clin Immunol; Shi et al 2021 Clin Immunol; Rashef et al 2024 J Allergy Clin Immunol

Notes: bold = known or potential role for bradykinin involvement in disease. *also designated as Normal C1INH Angioedema (HAE-nC1INH); HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen; FXII(a): Factor XII(a); ACE(i): angiotensin-converting enzyme (inhibitor); tPA: tissue plasminogen activator; KNG1: gene encoding HMWK; PLG: gene encoding plasminogen; FXII: gene encoding FXII; ANGPT: gene encoding angiopoietin; MYOF: gene encoding myoferlin; HSST: gene encoding heparan sulfate sulfotransferase; SCLS: systemic capillary leak syndrome

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Deucrictibant proof-of-concept in angioedema due to acquired C1-INH deficiency (AAE)1 Estimated prevalence of 1:100,000 to 1:500,000 or ~ 10% of HAE type 1/2 Currently, no therapies approved for AAE Investigator-initiated trial (IIT) by the Amsterdam UMC Source: 1Petersen RS et al. J Allergy Clin Immunol. 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities.

POP-AID investigator-initiated study: Deucrictibant prevention and treatment of acquired angioedema Source: 1Petersen RS et al. J Allergy Clin Immunol. 2024. This presentation includes data for an investigational product not yet approved by regulatory authorities. Attacks per month Patient 1 Patient 2 Patient 3 Baseline 1.2 1.2 0.9 Placebo 2.0 0.6 1.0 Deucrictibant 0 0 0 Antagonism of the bradykinin B2 receptor with deucrictibant has the potential to effectively and safely treat and prevent angioedema due to acquired C1-inhibitor deficiency

Rare allergy & immunology conditions (commercial) BK-mediated diseases (R&D) BK-mediated angioedema:  nC1, AAE Pharvaris aspires to leverage its foundational B2R expertise to develop therapies for conditions beyond HAE : HAE Type 1/2  This presentation includes data for an investigational product not yet approved by regulatory authorities.

www.pharvaris.com NASDAQ: PHVS This presentation includes data for an investigational product not yet approved by regulatory authorities.

PHVS has the ambition to realize the potential of deucrictibant to become a preferred option for bradykinin-mediated conditions

HAE	›	Long-term extension data[1,2] reinforces our belief that deucrictibant has the potential to become a preferred option for the management of HAE
AAE	›	Based on the community's interest[3] and the initial intriguing data[4], PHVS plans to pursue development of deucrictibant in AAE
nC1	›	Leveraging B2-receptor mechanism[5], potential for application to normal C1-INH hereditary angioedema

Source: [1]Riedl MA et al. BKS 2024. [2]Maurer M et al. BKS 2024. [3]Company research. [4]Petersen RS et al. *J Allergy Clin Immunol.* 2024. [5]Lesage et al. *Int. Immunopharmacology,* 2022.

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